UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17F-2]
OMB APPROVAL OMB Number: 3235-0360 Expires: July 31, 2009 Estimated average burden hours per response…….2.1

1. Investment Company Act File Number: 811-05639				Date examination completed: December 31, 2006
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH 31-1251983
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Pacholder High Yield Fund, Inc.
4. Address of principal executive office (number, street, city, state, zip code): 8044 Montgomery Road, Ste. 555, Cincinnati, OH 45236

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (11-91)

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pacholder High Yield Fund, Inc.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Pacholder High Yield Fund, Inc. (the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 31, 2006. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2006 (the “Examination Date”), and with respect to agreement of security purchases and sales, for the period from November 30, 2006 (the date of our last examination), through December 31, 2006:

-	Count and inspection of all securities of the Fund located in the vaults of the JP Morgan Chase Bank, New York (the “Custodian”) at 4 New York Plaza, 11th Floor, New York, NY 11245 without prior notice to management;

-	Confirmation of all securities of the Fund held by the Custodian at the Depository Trust Company and the Federal Reserve Bank of New York in book entry form;

-	Reconciliation of all securities shown on the books and records of the Fund to the statements from the Custodian, and testing of the reconciliation of such securities shown on the Custodian statements to the confirmations described above;

-	Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Fund by confirmation with the brokers or the application of alternative audit procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that Pacholder High Yield Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Pacholder High Yield Fund, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
April 13, 2007

2

Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Pacholder High Yield Fund, Inc. (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2006, and from November 30, 2006 (the date of our last examination), through December 31, 2006.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2006, and from November 30, 2006 (the date of our last examination) through December 31, 2006, with respect to securities reflected in the investment account of the Fund.

Pacholder High Yield Fund, Inc.

By:	Arthur Jensen
Name of Company Official

Treasurer
Title

Date